EXHIBIT 3

Third Point LLC 390 Park Avenue New York, NY 10022 Tel 212 715 3880

Mr. Robert L. Parkinson, Jr.

Mr. Thomas Stallkamp

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

August 5, 2015

Dear Mr. Parkinson and Mr. Stallkamp:

Thank you for meeting with us over the past week at our respective headquarters. As discussed, funds we manage own common stock and stock equivalents equal to nearly 10% of Baxter’s common shares making us the Company’s largest shareholder.

We applaud the important decisions you have made recently to move Baxter forward. Your successful spinoff of Baxalta, which required immense focus and detailed execution, effectively streamlined operations. We were also pleased by your decision to implement a CEO succession plan last month and have confidence that a new leader can build on Mr. Parkinson’s successes while increasing value at Baxter.

However, we are most impressed by your willingness to consider new Directors for the Board to compliment the new CEO. Given Third Point’s significant economic exposure – worth over $2 billion – we discussed nominating our representatives for two Board seats. We have an excellent track record of participating on corporate boards and on CEO search committees in particular, as demonstrated by our role in hiring several stellar, high-performing CEOs. We are well-positioned to help select a new CEO, drive strategy, and provide a thoughtful perspective on capital allocation.1

We will also bring our significant experience in implementing best practices of corporate governance to this Board. The Company’s staggered Board – exacerbated by an odd voting structure that values shareholders individually rather than according to economic interest – is shareholder unfriendly and archaic. We believe most shareholders agree with our views and as it turns out, so do you. We are confident that by working together, we will ensure shareholders can elect all directors at the 2016 annual meeting, including our representatives.

[1]	While serving on Boards, we have been deeply involved in the hiring of John Higgins at Ligand, Marissa Mayer at Yahoo, and Tad Smith at Sotheby’s, among others.

We look forward to bringing our experience to the Board and helping to select a new CEO. We believe there are several external candidates with the requisite industry experience, leadership skills, and track record of creating shareholder value who could ably take the reins at Baxter. We are confident the new CEO will benefit from a Board with fresh perspectives and are grateful to you for beginning this productive dialogue with shareholders.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

Chief Executive Officer

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